Exhibit 12.1

Agile Therapeutics, Inc.

Computation of Ratio of Earnings to Fixed Charges

For the Three Months Ended March 31, 2015 and Years Ended December 31, 2014, 2013 and 2012

(Dollars in thousands)

	Three Months
	Ended	Year Ended December 31,
	March 31, 2015	2014	2013	2012
Earnings:
Pretax loss from continuing operations	$(8,538)	$(19,730)	$(14,321)	$(23,260)
Add:
Fixed charges	426	1,566	1,513	140

Total Earnings	$(8,112)	$(18,164)	$(12,808)	$(23,120)

Fixed Charges:
Interest expensed, including amortized discounts and premiums	$426	$1,566	$1,513	$140
Estimate of interest expense within rental expense	—	—	—	—

Total Fixed Charges	$426	$1,566	$1,513	$140

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a

Deficiency of Earnings Available to Cover Fixed Charges	$(8,538)	$(19,730)	$(14,321)	$(23,260)